CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectuses and “Counsel and Independent Registered Public Accounting Firm” in the Statement of Additional Information, each dated May 31, 2024, and each included in this Post-Effective Amendment No. 67 to the Registration Statement (Form N-1A, File No. 33-06851) of Dreyfus Treasury Obligations Cash Management (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated March 22, 2024, with respect to the financial statements and financial highlights of Dreyfus Treasury Obligations Cash Management included in the Annual Report to Shareholders (Form N-CSR) for the year ended January 31, 2024, into this Registration Statement filed, with the Securities and Exchange Commission.

  /s/ ERNST & YOUNG LLP

New York, New York

May 23, 2024